Exhibit 1.01

Garmin Ltd.

Conflict Minerals Report

For the Year Ended December 31, 2017

Introduction

This Report for the reporting period beginning on January 1, 2017 and ending on December 31, 2017 has been prepared pursuant to Rule 13p-1 (the “SEC Rule”) under the Securities Exchange Act of 1934, as amended, and based upon reliance on guidance provided by the staff of the Securities and Exchange Commission on April 7, 2017.

This Report describes the processes undertaken during 2017 for Garmin products that contain gold, columbite-tantalite (coltan), cassiterite, wolframite, and their derivatives, tantalum, tin and tungsten (collectively, the “Covered Minerals”).

These products consist of the following (and accessories for these products such as power cables and adapters):

(a)	Automotive. Garmin’s lines of personal navigation devices for automobiles, motorcycles, trucks and recreation vehicles, dashboard cameras, backup cameras, action cameras, and head-up displays.

(b)	Outdoor Recreation. Garmin’s lines of handheld golf devices and golf watches, outdoor handheld devices, outdoor wrist-worn devices, two-way radios, and dog training and tracking devices.

(c)	Fitness. Garmin’s lines of running watches, wearable fitness activity tracking devices, cycling computers, pedal-based power meters, cycling lights and awareness products, swimming watches, and multi-sport watches.

(d)	Marine. Garmin’s lines of chartplotters, sounders, fishfinder/GPS combination devices, dedicated fishfinders, marine wrist-worn devices, radars, autopilots, radios, sailing instruments, transducers with black box bridges, audio system, marine instruments with transducers, and marine cameras.

(e)	Aviation. Garmin’s lines of GPS-enabled navigation, VHF communications transmitters/receivers, multi-function displays, electronic flight instrumentation systems (EFIS), automatic flight control systems, traffic advisory systems and traffic collision avoidance systems, terrain awareness and warning systems, weather radars, instrument landing system (ILS) receivers, surveillance products, audio panels, cockpit datalink systems, and wrist-worn pilot devices.

Garmin supports an industry-wide approach to addressing social responsibility issues throughout the supply chain. As part of this approach, Garmin collaborates with others in the industry through its participation in the Responsible Minerals Initiative (“RMI”), which was formerly known as the Conflict-Free Sourcing Initiative.

Garmin Ltd.

Conflict Minerals Report

For the Year Ended December 31, 2017

The RMI is an industry-wide initiative to develop control systems regarding smelters and refiners through independently validated audits under the RMI's Responsible Minerals Assurance Process (“RMAP”), which was formerly known as the Conflict-Free Smelter Program. Through the RMAP, the RMI identifies smelters and refiners that produce conflict-free materials. In order to confirm that status, RMI uses specially trained independent third-party auditors to verify that these smelters and refiners can be deemed conflict-free. The RMI publishes online a list of smelters and refiners that meet the standards of the audit.

In addition, the RMI developed the Conflict Minerals Reporting Template (the “CMRT”) to standardize the collection and transfer of information through the supply chain regarding mineral country of origin and the identity of smelters and refiners being utilized.

Reasonable Country of Origin Inquiry

Establish Strong Company Management Systems

Garmin adopted a Conflict Minerals Policy, which is publicly available on our website at http://www.garmin.com/en-US/company/conflict-minerals. As stated in the Policy, Garmin expects each of its suppliers to do all of the following:

(a)	Adopt a policy of responsible sourcing of minerals and pass this requirement through its supply chain;
(b)	Implement due diligence processes to support that policy;
(c)	Source materials from socially responsible suppliers; and
(d)	Complete and return to us the CMRT in a timely manner and provide us all other information we may request regarding the sourcing of minerals in products supplied to Garmin.

Garmin’s Conflict Minerals Policy sets forth a grievance mechanism for concerns and violations of the Policy to be reported to Garmin Ltd.’s Board of Directors.

Garmin also established a steering committee comprised of senior executive officers to oversee Garmin’s conflict minerals program. Garmin established a multi-disciplinary working group of Garmin employees to develop and implement Garmin’s conflict minerals program under the oversight of the steering committee.

Identify and Assess Risk in the Supply Chain

In 2017, Garmin identified 850 suppliers and manufacturers that provide products to Garmin that contain or might reasonably be expected to contain one or more of the Covered Minerals. Garmin sent a cover letter to those suppliers and manufacturers educating them about the SEC Rule. In this cover letter, Garmin also requested that the recipients complete the CMRT, including all smelter/refiner information for any of the Covered Minerals contained in their products.

Garmin Ltd.

Conflict Minerals Report

For the Year Ended December 31, 2017

Garmin determined that it had reason to believe that Covered Minerals included in its products may have originated in the Democratic Republic of Congo or an adjoining country (each, a “Covered Country”) and are not from recycled or scrap sources. Therefore, Garmin undertook due diligence measures on the source and chain of custody of Covered Minerals included in its products, as described below.

Due Diligence

Design of Due Diligence

Garmin designed its due diligence measures in conformance with the due diligence related steps of the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High- Risk Areas, as further set forth in the specific guidance for downstream companies contained in the supplements on tin, tantalum, tungsten and gold (the “OECD Guidance”).

Due Diligence Measures Performed

Step 3 of the OECD Guidance: Design and Implement a Strategy to Respond to Identified Risks

Garmin identified acceptance criteria to be used when reviewing completed CMRTs submitted by suppliers and manufacturers. CMRTs that satisfied the acceptance criteria were then reviewed to compare the smelters/refiners identified by the suppliers and manufacturers against the list of smelters and refiners included in the RMAP to assess whether the suppliers and manufacturers are using conflict-free smelters and refiners.

Garmin designed and implemented a procedure to follow-up with suppliers who submitted a CMRT that did not satisfy our expectations and acceptance criteria. In addition, Garmin designed and implemented a procedure for following up and escalating with suppliers and manufacturers who do not submit a completed CMRT by our response deadline. Suppliers and manufacturers were informed that a failure to respond adequately and within established deadlines could adversely affect their supplier rating and could result in corrective action.

Step 4 of the OECD Guidance: Support the Development and Implementation of Independent Third-Party Audits

As stated above, Garmin supports an industry-wide initiative to perform independent third-party audits of the due diligence and procurement activities of smelters and refiners through Garmin’s membership and participation during 2017 in the RMI.

Garmin Ltd.

Conflict Minerals Report

For the Year Ended December 31, 2017

Step 5 of the OECD Guidance: Report Annually on Supply Chain Due Diligence

As required under the SEC Rule, Garmin files annually with the SEC its Conflict Minerals Report on Form SD. Garmin also publishes annually its Conflict Minerals Report on its home website at http://www.garmin.com/en-US/company/conflict-minerals.

Garmin believes that our membership and participation in the RMI during 2017, our requests of suppliers to complete and submit the CMRT, our due diligence measures described above, and the policies and expectations set forth in our Conflict Minerals Policy, Supplier Code of Conduct and supplier contracts constitute the most reasonable efforts Garmin can undertake to determine the mine or location of origin of Covered Minerals in our supply chain.